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                                                                  EXHIBIT (a)(6)

                   LENNAR AND FORTRESS REPORT MERGER AGREEMENT

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              FORTRESS ANNOUNCES SEPARATE AGREEMENT TO SELL TEXAS-
                                BASED OPERATIONS


MIAMI, FL and McLEAN, VA -- June 17, 2002 -- Lennar Corporation (NYSE: LEN), one of the nation's largest homebuilders, and The Fortress Group, Inc. (Nasdaq:
FRTG), a regional homebuilder, today announced that Lennar has acquired a controlling interest in Fortress and will commence a $3.68 per share tender offer for the Fortress common stock it does not own. In total, Lennar will pay approximately $50.7 million in cash for Fortress, including the preferred stock, common stock and warrants through which it acquired its controlling interest.

Fortress also announced the signing of a separate agreement to sell its Texas-based homebuilding operations, Wilshire Homes, which operates in the Austin and San Antonio, Texas markets for $23 million, which when closed will result in a net cost to Lennar for Fortress of approximately $27.7 million in cash. The Genesee Company (Denver and Ft. Collins, Colorado and Tucson, Arizona) will be the sole remaining homebuilding subsidiary of Fortress following the completion of the sale of Wilshire Homes.

Acquisition of Fortress Stock and Merger

Lennar acquired from Prometheus Homebuilders LLC and Robert Short all of Fortress' Class AAA Convertible Preferred Stock, warrants of Fortress exercisable for 5,208,333 common shares, 678,130 shares of Fortress common stock and the right to acquire warrants exercisable for an additional 729,167 common shares.

Lennar also entered into a merger agreement with Fortress in which Lennar agreed to initiate promptly (and in any event within a week), a tender offer to acquire the remaining common shares of Fortress at a price of $3.68 per share, the same price paid to Prometheus and Short for their common stock. This price represents a 29% premium to the average closing price of Fortress stock since the beginning of the year. The tender offer will be followed by a cash merger in which any remaining shares will be acquired at the same price.

Bob Strudler, Chief Operating Officer of Lennar, commented, "In keeping with our people first philosophy, we would like to extend a warm welcome to the Genesee Company associates who are joining the Lennar Family of Builders as we continue to build an even better company."

The merger is expected to be accretive to Lennar's fiscal 2002 and 2003 earnings per share. Lennar will provide more complete details of the transaction during its second quarter earnings conference call, scheduled for June 19, 2002, at 11:00 a.m. eastern time.
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George Yeonas, President and CEO of Fortress, said, "We have made significant strides in the last two years in improving the operations of Fortress. This merger reflects our corporate values by being in the best interests of all the stakeholders of our company: our investors, our customers, and our associates. I am proud to have served as the CEO of The Fortress Group and of the outstanding job all of our associates have done to make a merger with a great company like Lennar possible."

Completion of the tender offer and the subsequent closing of the merger are expected to be finalized during July 2002.

Wilshire Sale

The terms of the Wilshire sale agreement provide for the sale of all of Fortress' Partnership interests in Wilshire Homes, Ltd. and other related subsidiaries, which do business as Wilshire Homes. The purchaser of these operations is a group led by Wilshire's President Ed Horne. Fortress has received a $1.5 million non-refundable escrow deposit to secure the closing of this sale. It is currently anticipated that this transaction will close prior to the end of June 2002. The purchase agreement provides for a cash payment totaling $23 million. Fortress expects to report a pre-tax loss on the transaction of approximately $6 million.

UBS Warburg advised Fortress in these transactions.

About the Companies

Lennar Corporation, founded in 1954, is headquartered in Miami, Florida. The Company has homebuilding operations in 16 states and is one of the nation's leading builders of quality homes for all generations, building affordable, move-up and retirement homes. Under the Lennar Family of Builders banner, the Company includes the following brand names: Lennar Homes, U.S. Home, Greystone Homes, Village Builders, Renaissance Homes, Orrin Thompson Homes, Lundgren Bros., Winncrest Homes, Sunstar Communities, Don Galloway Homes, Patriot Homes, Rutenberg Homes and NuHome. The Company's active adult communities are primarily marketed under the Heritage and Greenbriar brand names. Lennar's Financial Services Division provides residential mortgage services, title and closing services, and its Strategic Technologies Division provides high-speed Internet access, cable television and alarm monitoring services for both Lennar homebuyers and other customers.

The Fortress Group, Inc. is a regional homebuilder, building single-family homes for first-time, move-up and luxury homebuyers in five of the nation's regional housing markets. The Company's homes are marketed under the names of its operating subsidiaries: The Genesee Company (Denver and Ft. Collins, Colorado and Tucson, Arizona) and Wilshire Homes (Austin and San Antonio, Texas).
Fortress Mortgage, Inc., a wholly-owned subsidiary of The Fortress Group, Inc., provides permanent loan financing to purchasers of The Fortress Group's homes through a variety of conventional and government-backed financing programs.
These mortgage programs are available through branch offices located in the regional markets served by The Fortress Group's homebuilding subsidiaries.
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Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements by use of words like "may," "will," "expect," "anticipate," "should," "estimate," or "continue" or similar expressions. Such statements represent the Companies' judgment and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Risks, uncertainties and other factors which could affect the statements in this press release include changes in laws or similar occurrences which prevent the tender offer or the merger from being completed, as well as, with regard to forward-looking statements about the Companies' operating results and business, fluctuations in interest rates, availability of raw materials and labor costs, levels of competition, housing demand in the Companies' markets, the effect of government regulation, weather conditions, and changes in general economic conditions. See the Companies' reports filed with the SEC for additional discussion of these risks and other factors, which may affect the Companies' business or earnings.